FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

1.	Name and Address of Company

Contact Diamond Corporation (“Contact”)
145 King Street East, Suite 500
Toronto, ON M5C 2Y7

2.	Date of Material Change

July 24, 2006

3.	News Release

A press release with respect to the material change referred to in this report was issued through Canada NewsWire on July 24, 2006, a copy of which is attached hereto.

4.	Summary of Material Change

Contact announced that it has entered into a support agreement pursuant to which Stornoway Diamond Corporation (“Stornoway”) has agreed to make a take over bid to acquire all of the outstanding shares of Contact. Stornoway further announced that it would concurrently make a formal take over bid to acquire all of the outstanding shares of Ashton Mining of Canada Inc. Stornoway will offer the shareholders of Contact 0.36 shares of Stornoway for each share of Contact deposited under the Contact offer. Stornoway has also entered into hard Lock-Up Agreements with the controlling shareholders of Contact under which they have agreed to deposit approximately 31% of the outstanding shares of Contact.

5.	Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

7.	Omitted Information

No information has been omitted in respect of the material change.

8.	Executive Officer

For further information contact Matthew Manson, President &CEO at (416) 847-3719.

9.	Date of Report

July 31, 2006.

Contact Diamond	145 King Street East, Suite 500 Toronto, ON M5C 2Y7 Phone: 416-644-2050 Fax: 416-367-4681 Website: www.contactdiamond.com

PRESS RELEASE

Stock Symbol: CO (TSX)	For further information: Matt Manson, President & CEO David Smith, Investor Relations 416-644-2050
For Immediate Release:

CONTACT DIAMOND AND STORNOWAY DIAMOND ANNOUNCE BUSINESS

COMBINATION, AND STORNOWAY’S OFFER TO ACQUIRE ASHTON MINING

Toronto, Canada (July 24th, 2006) — Contact Diamond Corporation (“Contact”, TSX: CO) announced today that it has entered into a support agreement pursuant to which Stornoway Diamond Corporation (“Stornoway”, TSX: SWY) has agreed to make a take over bid to acquire all of the outstanding shares of Contact. Contact’s board of directors has agreed to recommend that Contact shareholders tender their shares to the offer. Stornoway has further announced that, concurrently. it will make a formal take over bid to acquire all of the outstanding shares of Ashton Mining of Canada Ltd. (“Ashton”, TSX: ACA).

The successful completion of these offers will create Canada’s premier, growth-oriented diamond exploration and development company that will balance near term production objectives with an aggressive exploration strategy to seek and develop world-class diamond mining opportunities. This company will be in a unique position to both lead and further consolidate the Canadian diamond exploration and development landscape, offering shareholders significant benefits and opportunities that include:

•                  A unique diamond project pipeline, unmatched amongst its peers, that includes development-track diamond properties and compelling, diversified exploration assets

•                  A strong management team with market profile and a track record of wealth creation for shareholders

•                  One of Canada’s most experienced diamond exploration teams with a history of discovery

•                  Significant growth potential

•                  Enhanced financial platform, flexibility and access to capital

•                  No controlling shareholder

Stornoway Offer for Contact Diamond

Under the terms of Stornoway’s offer to Contact shareholders (the “Offer”), each Contact shareholder will be entitled to receive 0.36 of a Stornoway share per Contact share representing

$0.45 per Contact share or a 16% premium to Contact’s 20 day volume weighted average share price as at July 21, 2006 (based on Stornoway’s 20 day volume weighted average share price on the same date).

Stornoway has executed a hard lock-up agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”, TSX: AEM; NYSE: AEM) under which Agnico-Eagle has irrevocably agreed to tender 13.8 million Contact shares, representing approximately 31% of the outstanding Contact shares, to the Offer. Contact’s management and directors have also entered into lock-up agreements with Stornoway, under which they have agreed to tender 0.9 million Contact shares, representing a 2% interest in Contact, to the Offer. The Offer will not be conditional on any minimum number of Contact shares being tendered, other than the shares held by Agnico-Eagle.

Matt Manson, President and CEO of Contact, said today: “The proposed bid from Stornoway allows Contact shareholders to participate in the development and growth of a significant new company in the Canadian diamond sector. Stornoway’s management and technical teams are outstanding, and the combined company will have a leading mix of diamond exploration and development assets, an enhanced financial platform, and liquidity. Stornoway’s premium bid, extended equally to all shareholders, has been endorsed unanimously by Contact’s officers and Board.”

Eira Thomas, CEO and Director of Stornoway, commented: “Contact brings top management with unequaled Canadian diamond marketing expertise, a quality Canadian diamond exploration portfolio together with mining development advice through its largest shareholder, Agnico-Eagle. I see the assets of the two companies as very complimentary and we are pleased to be offering all Contact shareholders a premium bid and the opportunity to participate in the growth of Canada’s leading diamond equity”.

Sean Boyd, CEO of Agnico-Eagle, commented: “As a long standing shareholder of Contact, we are pleased to see Contact and its management team participate in the creation of a new force in the Canadian diamond industry. We are excited about the opportunities for the new company and we are well positioned to provide technical advice to the new management team as it builds its own stand alone mine development and operating capacity”.

Stornoway Offer for Ashton Mining

Under the terms of Stornoway’s offer to Ashton shareholders, shareholders will have the right to elect to receive: (i) $1.25 in cash (the “All Cash Alternative”); or (ii) one Stornoway share plus $0.01 in cash per Ashton share, subject to pro ration of maximum cash consideration for the All Cash Alternative of $59.5 million. Stornoway announced that it will fund the cash portion of the Ashton offer using existing cash resources, a $32.5 million facility underwritten by a Canadian Chartered bank and the proceeds from a private placement of $22.5 million of subscription receipts to Agnico-Eagle. Stornoway has executed a hard lock-up agreement with Ashton Canada Pty. Limited (“ACPL”), an indirect, wholly-owned subsidiary of Rio Tinto Limited, and QIT-Fer et Titane Inc. (“QIT), an indirect, wholly-owned subsidiary of Rio Tinto plc) under which they have irrevocably agreed to tender 49,037,982, or approximately 51.7% of Ashton’s issued and outstanding shares into the Ashton offer (subject, in the case of 4,912,249 shares to regulatory approval pursuant to the terms of an escrow agreement). Stornoway’s offer to Ashton shareholders will not be conditional on any minimum number of Ashton shares being tendered

(other than the non-escrowed shares held by Ashton Canada PTY Limited and QIT-FER et Titane Inc.) and will not be conditional on completion of the Offer.

Special Committee

The Board of Directors of Contact appointed a special committee, comprised of independent directors, to consider the offer (the “Special Committee”). The Special Committee retained Orion Securities Inc. (“Orion”) to deliver a fairness opinion with respect to the Offer. In addition, as the private placement by Agnico-Eagle for subscription receipts in relation to the funding of the offer for Ashton may be considered to make the Offer an insider bid under applicable securities laws, the Special Committee sought an independent valuation from Orion. On July 21, 2006 the Special Committee received a formal valuation and fairness opinion from Orion that the consideration under the Offer is fair, from a financial point of view, to the shareholders of Contact.

The Special Committee recommended that the Board approve the Offer and recommend that shareholders of Contact tender to the Offer. The Board of Contact accepted the recommendations of the Special Committee.

Overview of the Combined Company

The combination of Stornoway, Contact and Ashton will create a leading diamond exploration and development company with a pro forma market capitalization of over $200 million. The new company will have the management expertise and financial capacity to accelerate the development of the Renard property, to realize the value potential of its vast land positions and to capitalize on future acquisition opportunities.

Diversified Project Pipeline

•                  A 50% interest in the Renard diamond project in northern Québec, currently undergoing a $29 million bulk-sampling program ahead of a pre-feasibility study expected in 2007;

•                  Advanced diamond exploration projects at Aviat, Nunavut (70%), Qilalugaq, Nunavut (50%), Churchill, Nunavut (36%), Buffalo Hills, Alberta (47%) and Timiskaming, Ontario/Québec (100%);

•                  Over 20 million acres of diamond exploration prospects between grassroots or drill-ready status;

•                  A proven diamond management team with experience in diamond discovery, development, project finance, marketing and production.

Increased Financial Capacity

•                  Pro forma market capitalization of over $200 million with approximately 165 million shares outstanding;

•                  Combined cash position of approximately $37 million ($40 million on a fully diluted basis), after estimated transaction expenses;

•                  Increased scale, liquidity and capital market profile will provide better access to capital.

Strong Management and Board

•                  Combined management team has extensive experience in diamond exploration and development;

•                  Matthew Manson, President and Chief Executive Officer is expected to join Stornoway’s management team as President;

•                  Eira Thomas Chief Executive Officer and Director of Stornoway, will remain Chief Executive Officer of the combined company and Catherine McLeod Seltzer will continue as Chairman.

Strong Sponsorship

•                  Agnico-Eagle will be a significant shareholder in the combined company with an ownership position of approximately 14%, assuming that 100% of each of Ashton and Contact are acquired;

•                  The combined company will benefit from Agnico-Eagle’s technical expertise, government relationships and Québec operating credentials.

Additional Details of The Offer

Full details regarding the Offer will be included in a formal offer and take-over bid circular to be mailed to the shareholders of Contact in accordance with applicable securities laws.

The Offer will remain open for acceptance for 35 days following the mailing date, and will be subject to certain conditions, including receipt of all necessary regulatory clearances and the absence of any material adverse changes.

The support agreement may be terminated by the board of directors of Contact in the event it approves a superior acquisition proposal upon the payment of a $500,000 fee to Stornoway. However, Agnico-Eagle is not entitled to terminate the hard lock-up agreement in such circumstance.

Any Contact shareholder that is: (i) a U.S. Person (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended) or (ii) holds Contact shares on behalf of a U.S. Person (each of (i) and (ii) a “U.S. Shareholder” and collectively “US. Shareholders”) shall not be entitled to receive any Stornoway shares in connection with the Offer. Instead, Stornoway shares that would have otherwise been distributed to U.S. Shareholders will be deposited with the depositary and sold in the market through an orderly sale and the net cash proceeds remitted to U.S. Shareholders.

Contact’s financial adviser in this transaction is CIBC World Markets and it legal advisor is Cassels Brock & Blackwell LLP. Stornoway’s financial advisers are BMO-Nesbitt Burns and Canaccord Adams and its legal advisors are Blake, Cassels & Graydon LLP and DuMoulin Black LLP.

Investor and Analyst Conference Call

The investment community is invited to participate in Contact Diamond’s conference call as follows:

Monday, July 24th, 2006 at 9:30 a.m. (EDT)

Toll Free (North America): 1-800-814-4890

Local/International: +416-644-3415

An audio archive of the conference call can be accessed after 10:00a.m. (EDT) by visiting: www.contactdiamond.com.

The conference call will be available for replay until Monday, July 31, 2006 by calling 1-877-289-8525 for North American callers and +416-640-1917 for international and local callers. Passcode: 21197764#.

About Contact Diamond Corporation

Contact Diamond Corporation is an exploration and development company with diamond properties in Ontario, Québec, Northwest Territories and Nunavut. Timiskaming, at the Ontario-Québec border, is its leading project. Agnico-Eagle Mines Limited (NYSE: AEM, TSX: AEM) is currently the largest shareholder of the corporation.

About Stornoway Diamond Corporation

Stornoway is one of Canada’s premier diamond exploration companies with extensive landholdings (approximately 18 million acres) focused in key project areas in northern Canada and Botswana. Stornoway has been involved in the discovery of 61 kimberlites since 2002, 30 of which have proven diamondiferous.

Cautionary Statement Regarding Forward-Looking Information

Except for statements of historical fact relating to Contact, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “potential”, “estimate”, “plan,” “expect,” “project,” “intend,” “believe,” “anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur. In addition statements herein relating to the offer by Stornoway to acquire Contact and statements relating to the combined company resulting from the acquisition of Contact by Stornoway are forward looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, the lack of a quoted market for diamonds, the possibility of project cost overruns or unanticipated costs and expenses, a history of net losses, dependence on the support of a significant shareholder, uncertainties relating to the availability and costs of financing needed in the future and other factors usual to the mining industry. In addition there are many factors which may affect the offer by Stornoway to acquire Contact which are beyond Contact’s ability to predict or control. Contact undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.